As filed with the Securities and Exchange              Registration No. 33-62481
Commission on March 4, 1996                            Registration No. 811-8582

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4
--------------------------------------------------------------------------------
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Pre-Effective Amendment No. 2

                                and Amendment To

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

--------------------------------------------------------------------------------
         Variable Annuity Account I of Aetna Insurance Company of America
                           (EXACT NAME OF REGISTRANT)

                       Aetna Insurance Company of America
                               (NAME OF DEPOSITOR)

             151 Farmington Avenue, RE4C, Hartford, Connecticut 06156 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

        Depositor's Telephone Number, including Area Code:  (860) 273-7834

                           Susan E. Bryant, Counsel
                      Aetna Insurance Company of America
             151 Farmington Avenue, RE4C, Hartford, Connecticut  06156
                      (NAME AND ADDRESS OF AGENT FOR SERVICE)
--------------------------------------------------------------------------------
Approximate date of Proposed Public Offering: As soon as practicable after the effectiveness of this Registration Statement.

It is proposed that this filing will be come effective on March 8, 1996.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant has registered an indefinite number of securities under the Securities Act of 1933. Registrant filed a Rule 24f-2 Notice for the fiscal year ended December 31, 1995 on February 29, 1996.

                           VARIABLE ANNUITY ACCOUNT I
                             CROSS REFERENCE SHEET


Form N-4
 Item No.               Part A (Prospectus)                      Location
--------                -------------------                      --------
    1      Cover Page.................................    Cover Page

    2      Definitions................................    Glossary of Special Terms

    3      Synopsis or Highlights.....................    Prospectus Summary; Fee Table

    4      Condensed Financial Information............    Not Applicable

    5      General Description of Registrant,             The Company; Variable
           Depositor, and Portfolio Companies.........    Annuity Account I; The Funds

    6      Deductions and Expenses....................    Charges and Deductions;
                                                          Distribution; Commissions and
                                                          Distribution Expenses
    7      General Description of Variable
           Annuity Contracts..........................    Contract Rights; Miscellaneous

    8      Annuity Period.............................    Annuity Period

    9      Death Benefit..............................    Death Benefit

   10      Purchases and Contract Value...............    Purchase; Certificate Holder's
                                                          Account Values

   11      Redemptions................................    Contract Rights - Withdrawals;
                                                          Right to Cancel

   12      Taxes......................................    Tax Status

   13      Legal Proceedings..........................    Miscellaneous - Legal
                                                          Proceedings

   14      Table of Contents of the Statement             Statement of Additional
           of Additional Information..................    Information - Table of Contents


Form N-4
 Item No.  Part B (Statement of Additional Information)              Location
--------   --------------------------------------------              --------

   15      Cover Page.................................    Cover page


   16      Table of Contents..........................    Table of Contents

   17      General Information and History............    General Information and History

   18      Services...................................    General Information and
                                                          History; Independent Auditors

   19      Purchase of Securities Being Offered.......     Offering and Purchase of
                                                           Contracts

   20      Underwriters...............................    Offering and Purchase of
                                                          Contracts

   21      Calculation of Performance Data............    Performance Data

   22      Annuity Payments...........................    Annuity Payments

   23      Financial Statements.......................    Financial Statements

              Part C (Other Information)
              --------------------------

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement.

The Prospectus and the Statement of Additional Information for The New Retirement--Nicholas-Applegate/Aetna Annuity are incorporated into Part A and Part B, respectively, by reference to the Registrant's Pre-Effective Amendment No. 1 as filed electronically with the Securities and Exchange Commission on February 16, 1996.

                           VARIABLE ANNUITY ACCOUNT I
                           PART C - OTHER INFORMATION

ITEM 24.    FINANCIAL STATEMENTS AND EXHIBITS
    (a)  Financial Statements:
         Included in Part B:
         Financial Statements of Variable Annuity Account I:
                -Unaudited Statement of Assets and Liabilities as of
                      September 30, 1995
                -Unaudited Statement of Operations  for the period from June 28,
                      1995 to September 30, 1995
                -Unaudited Statement of Changes in Net Assets for the period from June 28, 1995 to September 30, 1995
                -Notes to Financial Statements
          Financial Statements of the Depositor:
                -Independent Auditors' Report
                -Balance Sheets as of December 31, 1994 and 1993
                -Statements of Income for the years ended December 31, 1994,
                      1993 and 1992
                -Statements of Changes in Shareholder's Equity for the years ended December 31, 1994, 1993 and 1992
                -Statements of Cash Flows for the years ended December 31, 1994,
                      1993 and 1992
                -Notes to Financial Statements
                -Unaudited Statements of Income for the nine-month periods ended
                      September 30, 1995 and 1994
                -Unaudited Balance Sheets as of September 30, 1995 and
                      December 31, 1994
                -Unaudited Statements of Changes in Shareholder's Equity for the
                      nine-month periods ended September 30, 1995 and 1994
                -Unaudited Statements of Cash Flows for the nine-month periods ended September 30, 1995 and 1994
                -Condensed Notes to Financial Statements

    (b)  Exhibits
         (1) Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company establishing Variable Annuity Account I(1)
         (2)    Not applicable
         (3.1)  Form of Selling Agreement(1)
         (4) Form of Variable Annuity Contracts (G2-CDA-94(IR)), (G2-CDA-94(NQ), (I2-MP-7/95(NQ), I2-MP-7/95(IR), (GMCC2-94(NQ),
                GMCC2-94(IR))(1)
         (5)    Form of Variable Annuity Contract Application (300-MAR-IB)(1)
         (6)    Certificate of Incorporation and By-Laws of Depositor(1)
         (7)    Not applicable
         (8.1) Fund Participation Agreement between Aetna Insurance Company of America, Nicholas-Applegate Series Trust, and Nicholas-Applegate Capital Management(2)

         (8.2) Form of Marketing and Services Agreement Among Aetna Insurance Company of America, Nicholas-Applegate Capital Management and Nicholas-Applegate Securities
         (9)    Opinion of Counsel
         (10.1) Consent of Independent Auditors
         (10.2) Consent of Counsel
         (11)   Not applicable
         (12)   Not applicable
         (13)   Computation of Performance Data(3)
         (14)   Financial Data Schedule(3)
         (15.1) Powers of Attorney(4)
         (15.2) Authorization for Signatures(1)

1.   Incorporated by reference to the Registration Statement on Form N-4
     (File No. 33-59749), as filed electronically, on June 1, 1995
2. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N1-A (File No. 33-94896), as filed electronically, on January 24, 1996.
3. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 33-62481), as filed electronically, on February 20, 1996.
4.   Incorporated by reference to Registration Statement on Form N-4
     (File No. 33-62481), as filed electronically, on September 8, 1995.

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal
Business Address*                       Positions and Offices with Depositor
-------------------                     ------------------------------------
Daniel P. Kearney                       Director and President

James C. Hamilton                       Director, Vice President and Treasurer &
                                        Alternate Qualified Actuary

Shaun P. Mathews                        Director and Senior Vice President

Scott A. Striegel                       Director and Senior Vice President

Maria F. McKeon                         Corporate Secretary and Counsel

* The principal business address of all directors and officers listed is 151 Farmington Avenue, Hartford, Connecticut 06156.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

    Incorporated herein by references to Item 26 to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No.33-75982), as filed electronically, on February 20, 1996.

ITEM 27.    NUMBER OF CONTRACT OWNERS

    As of December 31, 1995, there were 944 individuals holding interests in variable annuity contracts funded through Account I.

ITEM 28.    INDEMNIFICATION

    Reference is hereby made to Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations. The statute provides in general that Connecticut corporations shall indemnify their officers, directors, employees, agents, and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by a majority of the board of directors not a party to the proceeding by written consent; by independent legal counsel selected by a majority of the directors not involved in the proceeding; or by a majority of the shareholders not involved in the proceeding) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all the circumstances that such person is reasonably entitled to be indemnified.

     C.G.S. Section 33-320a provides an exclusive remedy: a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, bylaws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

     Consistent with the statute, Aetna Life and Casualty Company has procured insurance from Lloyd's of London and several major United States excess insurers for its directors and officers and the directors and officers of its subsidiaries, including the Depositor, which supplements the indemnification rights provided by C.G.S. Section 33-320a to the extent such coverage does not violate public policy.

ITEM 29.    PRINCIPAL UNDERWRITER

    (a) Aetna Life Insurance and Annuity Company ("ALIAC") is the principal underwriter for Account I. In addition to serving as the principal underwriter for the Registrant, ALIAC also acts as the principal underwriter for Variable Life Account B and Variable Annuity Accounts B, C and G (separate accounts of ALIAC registered as unit investment trusts). Additionally, ALIAC is the investment adviser for Aetna Variable Fund, Aetna Income Shares, Aetna Variable Encore Fund, Aetna Investment Advisers Fund, Inc., Aetna GET Fund, Aetna Series Fund, Inc. and Aetna Generation Portfolios, Inc. ALIAC is also the depositor of Variable Life Account B and Variable Annuity Accounts B, C and G.

    (b) Directors and Officers of the Underwriter:


Name and Principal
Business Address*                       Positions and Offices with Depositor
-------------------                     ------------------------------------
Daniel P. Kearney                       Director and President

Timothy A. Holt                         Director, Senior Vice President and
                                        Chief Financial Officer

Christopher J. Burns                    Director and Senior Vice President

Laura R. Estes                          Director and Senior Vice President

Gail P. Johnson                         Director and Vice President

John Y. Kim                             Director and Senior Vice President

Shaun P. Mathews                        Director and Vice President


Name and Principal
Business Address*                       Positions and Offices with Depositor
-------------------                     ------------------------------------
Glen Salow                              Director and Vice President

Creed R. Terry                          Director and Vice President

Zoe Baird                               Senior Vice President and
                                        General Counsel

Susan E. Schechter                      Corporate Secretary and Counsel

Eugene M. Trovato                       Vice President and Treasurer, Corporate
                                        Controller

Diane Horn                              Vice President and Chief Compliance
                                        Officer


* The principal business address of all directors and officers listed is 151 Farmington Avenue, Hartford, Connecticut 06156.

    (c) As of December 31, 1994, no compensation had been paid as no contracts had been issued under Account I.

ITEM 30.    LOCATION OF ACCOUNTS AND RECORDS

    All records concerning contract owners of Variable Annuity Account I are located at the home office of the Registrant as follows:

         Aetna Insurance Company of America
         151 Farmington Avenue
         Hartford, Connecticut  06156

ITEM 31.    MANAGEMENT SERVICES

    Not applicable

ITEM 32.    UNDERTAKINGS

    Registrant hereby undertakes:

    (a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

    (b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

    (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

    (d) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account I of Aetna Insurance Company of America, has duly caused this Pre-Effective Amendment No. 2 to its Registration Statement on Form N-4 (File No. 33-62481) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on the 4th day of March, 1996.

                                             VARIABLE ANNUITY ACCOUNT I OF AETNA
                                             INSURANCE COMPANY OF AMERICA
                                                (REGISTRANT)

                                         By: AETNA INSURANCE COMPANY OF AMERICA
                                                (DEPOSITOR)

                                         By: Daniel P. Kearney*
                                             -----------------------------------
                                             Daniel P. Kearney
                                             President


    As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 2 Registration Statement on Form N-4 (File No. 33-62481) has been signed by the following persons in the capacities and on the dates indicated.


Signature                 Title                                          Date
---------                 -----                                          ----

Daniel P. Kearney*      Director and President                       )
---------------------   (principal executive officer)                )
Daniel P. Kearney                                                    )
                                                                     )
James C. Hamilton*      Director, Vice President and Treasurer       )  March 4,
---------------------   (principal accounting and financial officer) )  1996
James C. Hamilton                                                    )
                                                                     )
Shaun P. Mathews*       Director                                     )
---------------------                                                )
Shaun P. Mathews                                                     )
                                                                     )
Scott A. Striegel*      Director                                     )
---------------------                                                )
Scott A. Striegel                                                    )

/s/ Julie E. Rockmore
---------------------
Julie E. Rockmore
*Attorney-in-Fact

                           VARIABLE ANNUITY ACCOUNT I
                                  EXHIBIT INDEX

Exhibit No.    Exhibit                                                   Page
-----------    -------                                                   ----
99-B.1         Resolution of the Board of Directors of Aetna Insurance     *
               Company of America establishing Variable Annuity Account I

99-B.3.1       Form of Selling Agreement                                   *

99-B.4         Form of Variable Annuity Contract                           *

99-B.5         Form of Variable Annuity Contract Application               *

99-B.6         Certificate of Incorporation and By-Laws of Depositor       *

99-B.8.1       Fund Participation Agreement between Aetna Insurance        *
               Company of America and Nicholas-Applegate Series Trust
               and Nicholas-Applegate Capital Management

99-B.8.2       Form of Marketing and Services Agreement among Aetna
               Insurance Company of America, Nicholas-Applegate
               Capital Management and Nicholas-Applegate Securities      ------

99-B.9         Opinion of Counsel                                        ------

99-B.10.1      Consent of Independent Auditors

99-B.10.2      Consent of Counsel (see item 99-B.9)                         *

99-B.13        Computation of Performance Data                              *

99-B15.1       Powers of Attorney                                           *

99-B.15.2      Authorization for Signatures                                 *

(27)           Financial Data Schedule                                      *

*Incorporated by reference
**To be filed by amendment